Exhibit 27
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Regulation OF THE BOND LOAN "OLIMPIA S.p.A. 2001 - 2006 3% CONVERTIBLE TO COMMON
SHARES TELECOM ITALIA MOBILE S.p.A. (T.I.M.)"


Article 1 - Amount and Certificates

1. The bond loan "Olimpia S.p.A 2001-2006 3% convertible to common shares Telecom Italia Mobile S.p.A. (T.I.M.)" in the amount of (euro) 250,000,000 (two hundred fifty million Euros) (the "Loan") consists of 25,000 (twenty-five thousand) convertible bonds with a nominal value of
         (euro) 10,000 (ten thousand Euros) each (the "Bond" and together the "Bonds"), issued by Olimpia S.p.A. ("Issuer" or "Olimpia") at par, i.e., at a nominal value of (euro) 10,000 (ten thousand Euros) each.

2. The Bonds are issued at bearer and will be held by Monte Titoli S.p.A. ("Monte Titoli") under dematerialization status. Title to the Bonds by their holders ("Bondholders") will be documented by accounting records in they name and for their account in deposit accounts held by a certified broker member of the system managed by Monte Titoli. Bondholders may obtain the release of nontransferable certificates proving title to the Bonds ("Certificates"), by making the respective request to a certified broker. At the request of the Bondholder and at its expenses, the Bonds may be converted to registered bonds.

3. Issuer, under an appropriate contract (the "Contract with the Agent"), will give the Bank Monte dei Paschi di Siena S.p.A. the assignment to perform acts related to the management of the conversion of the Bonds to Shares (as defined below) ("Conversion Agent") and the assignment to carry out the calculations related to the Bonds as indicated in this regulation (the "Calculation Agent"). The Calculation Agent will act independently and decision-making power and therefore its determinations, made pursuant to this Regulation, will be considered (except in the event of material error) final and binding for the Company and Bondholders. A copy of the Contract with the Agent will be available at no charge for Bondholders at the offices of the Issuer, Conversion Agent and Calculation Agent. The Issuer reserves the right to opt-out at any time from the Contract with the Agent, for the exclusive purpose of replacing the Conversion Agent and/or the Calculation Agent appointed at that time, provided said resolution and the parallel appointment of the new Conversion Agent and/or Calculation Agent are carried out (except in the event of insolvency, in the which case the resolution and parallel appointment will be effective immediately), after the lapse of a period of not less than 30 (thirty) days and not more than 45 (forty-five) days from the day of the Issuer's notice to the Bondholders pursuant to Article 12 below. The possible substitute of the Conversion Agent and/or Calculation Agent must be identified by the Issuer as a bank authorized or qualified to engage in banking activity in Italy with appropriate profile and experience. Neither the Issuer nor any of its subsidiaries or affiliates, as defined in article 2359 of the Civil Code, may assume the position of Conversion Agent and/or Calculation Agent.


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Article 2 - Date of Issue and Enjoyment

       The Bond Loan is issued on November 20, 2001 ("Date of issue"), with enjoyment as of the same date.


Article 3 - Term and Reimbursement of the Loan

       The Bonds will be reimbursed by Issuer in one installment on November 20, 2006 (the "Maturity date"). On the Maturity Date, the capital will be reimbursed to Bondholders at par, with payment of interest (as defined infra) in one installment. In all events, the provisions of Articles 5 and 8 remain firm.


Article 4 - Interest

1. From the issue date (inclusive) the Bonds produce interest ("Interest"), on maturity, at the annual rate made up of 3% ("Rate") (effective days on effective days), to be paid in cash in one installment on Maturity Date or, in the event of exercise of the prepayment right, on the Prepayment Date, as defined below, unless the Bondholder does not exercise the conversion right referred to in
         Article 5 below.

2. Interest is calculated on an annual base and payable without deduction of expenses and net of tax withholding, when applicable, with the understanding that, in the event of prepayment, accrued interest will be paid to the date of presentation of the Prepayment Request, as defined in Article 8 below.

3.       Interest and late interest will be paid pursuant to Article 7 below.

Article 5 - Right of Conversion to Shares

1. Every Bond is convertible to common shares Telecom Italia Mobile S.p.A. ("T.I.M.") (individually the "Share" and collectively the "Shares"), with a par value of 0.06 Euros each, at the ratio of 1,610 (one thousand six hundred ten) Shares for 1 (one) Bond (the "Conversion Ratio"). Therefore, the Bondholders will have the right to request and receive 1,610 Shares for every Bond presented for conversion ("Conversion Right"). The Conversion Ratio could be subject to adjustments, pursuant to Article 9 below. Every Bondholder can exercise the Conversion Right for all the Bonds possessed under the following conditions:



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         a)       the Bondholder must submit, to the certified broker with whom the Bonds for which the conversion is requested are registered, with copy to the Conversion Agent, the conversion request of the Bonds ("Conversion Request"), in the form established by the Conversion Agent (the initial model of the Conversion Request is reported in the Contract with the Conversion Agent), duly filled out and signed by the Bondholder or its proxy or mandatary. The delivery date of the Conversion Request to the certified broker is defined as the "Conversion Date";


         b) the delivery of the Conversion Request will constitute an irrevocable choice of the Bondholder to exercise its Conversion Right on the Conversion Date.

         c) if the Bondholder does not submit the Conversion Request in the form applicable from time to time (the initial model of the Conversion Request is reported in the Contract with the Agent) duly filled out as indicated in this regulation, such Conversion Request will be considered invalid and null. The Conversion Agent will determine whether or not a Conversion Request is regular. The determination will be final and binding for the Issuer and the Bondholder (except in the event of material error);

         d) the Conversion Request may be submitted on any Business Day, understood as any day in which the banks are opened to the public in the market of Milan ("Business Day"), from September 1, 2006 (inclusive) to September 29, 2006 (inclusive). When submitting the Conversion Request, the Bondholder will make available the Bonds for which it intends to exercise the Conversion Right, as indicated in the Conversion Request;

         e) to the Bondholder who exercised the Conversion Right the Issuer will transfer title to the Shares, and will pay the respective balance, if any, as indicated in Article 9 below, to the Maturity Date and through the Agent, by credit with the certified broker receiving the respective Conversion Request, without debiting a commission or expenses from the Bondholder. Until the Maturity Date, the Bondholder who exercised his Conversion Right will not be entitled to any other right in the Shares.

2. Shares transferred to Bondholders pursuant to the above paragraph will have regular enjoyment from the date of the transfer of the Shares pursuant to this Article 5 and will be free from pledges, charges, liens and prejudicial encumbrances and rights of third parties.

3. Fractions of Shares will not be delivered to the Bondholder. In the event that, due to possible adjustment of the Conversion Ratio pursuant to Article 9 of this regulation, in the act of transfer of the Shares, a Bondholder is not entitled to a whole number of Shares, he will be delivered a whole number of Shares rounded off to the lower unit.

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Article 6 - Extinction of the Conversion Right

1. Whenever, on any trading day of the stock exchange, from the Issue Date to the last business day for the purpose of exercise of the Conversion Right pursuant to Article 5 above, the daily reference price of the Shares, recorded on the Organized Electronic Stock Market organized and managed by Borsa Italiana S.p.A. ("MTA"), is 15.80 Euros (fifteen point eighty) or more, the Issuer will pay to the Bondholder a premium of 10,225,50 Euros (ten thousand two hundred twenty-five point fifty) for every Bond (the "Premium").

2. The Premium will be paid to the Bondholders by the Issuer, within 15 (fifteen) Business Days of such event, pursuant to Article 7 below.

3. In the occurrence of the event referred to in paragraph 1 below, the Conversion Right of the Bondholders is extinguished by the payment of the premium, without prejudice to the obligation of the Issuer to reimburse the Loan in capital and interest, pursuant to Article 3 of this regulation.


Article 7 - Payments

1. The payment of the capital, interest and other sums possibly owed to the Bondholder will take place by credit with the certified broker member of the Monte Titoli with which the Bonds are registered.

2. Every payment will be subject to tax rules and/or other applicable laws and regulations. No commission or expense will be debited to the Bondholder in connection with such payment.

3. In the event that the payment day of sums owed to the Bondholder does not coincide with a Business Day, the payment will take place on first immediately subsequent Business Day, without modification of the amount owed by the Issuer to the Bondholder.



Article 8 - Prepayment


1. Whenever, in the period between the Issue Date and the Maturity Date (exclusive) one the events indicated in this Article 8 take place ("Key Events"), the Issuer must promptly notify the Bondholders, pursuant to Article 12, and the Bondholder will have the right to request the prepayment of the Loan in cash, by payment of the capital and accrued interests pursuant to paragraph 2 of Article 4 above. The aforementioned right to request prepayment of the Loan in cash is not held by the Bondholders who, in the period


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         indicated in paragraph 1, letter d), Article 5 of this regulation, have submitted a Conversion Request for their Bonds.

2. The prepayment request ("Prepayment Request") must be submitted within 15 (fifteen) Business Days from the communication of the Key Event by the Issuer - but not after the Maturity Date (exclusive) - to the certified broker with which the Bonds are registered, with copy to the Conversion Agent, in the form established by the latter (the initial model of the Prepayment Request is reported in the Contract with the Conversion Agent), duly filled out and signed by the Bondholder himself or its proxy or mandatary.

3. The prepayment will take place within 15 (fifteen) Business Days from the submission of the Prepayment Request, pursuant to paragraph 2 above ("Prepayment Date").

4. Pursuant to this Article 8, the following facts and/or circumstances constitute Key Events:

         a) Pirelli S.p.A. ("Pirelli") and Edizione Finance International S.A. ("Edizione Finance") stop owning, jointly and directly or individually, including through subsidiaries controlled by them 100%, a holding in the Issuer allowing them to control (as defined below) the Issuer, except in the event of merger and total contribution in kind of Issuer in Pirelli and/or Edizione Holding S.p.A. ("Edizione Holding") and/or in, or with companies controlled by and/or controlling Pirelli and/or Edizione Holding, for Infragroup Transfers (as defined below) as well as in the event of merger and total contribution in kind of the Issuer in, or with listed companies, directly or indirectly active in the telecommunications sector;

         b) the Issuer stops owning, for any reason, a holding in Olivetti S.p.A. ("Olivetti") above 20% of the capital thereof, except in the event of merger or total contribution in kind of Olivetti in the Issuer and/or in, or with companies controlled by and/or controlling Pirelli and/or Edizione Holding, as well as in the event of merger and total contribution in kind of Olivetti in, or with listed companies, directly or indirectly active in the telecommunications sector;

         c)       occurrence for the Issuer of the circumstances referred to in
                  Article 1186 of the civil code, deemed reproduced here:

                  (i) the calling of the shareholders' meeting in order to deliberate the filing of Issuer's petition for bankruptcy proceedings or another proceeding with similar effects;

                  (ii) filing by third parties of a petition for bankruptcy proceedings or another proceeding with similar effects, provided it is not false or reckless;


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                  (iii)    Issuer's transfer of assets to creditors or
                           restructuring of Issuer's debt through consolidation, moratorium and/or settlement;

         d) Issuer distributes or decided to distribute extraordinary dividends, paid-in surplus or other profits or reserves of Issuer;

         e) Issuer incurs in violations of the law or provisions with the force of law substantially damaging Issuer's capacity to fulfill the obligations assumed pursuant to this regulation;

         f) Issuer stops engaging in its current activity of undertakes a substantially different activity from that currently exercised by it;

         g) by order of any authority, the administrative body of Issuer is dismissed entirely or in its majority;

         h) absence of punctual payment, not promptly corrected, of any exposure financial, including partial, to third parties for a total amount of 10 (ten) million Euros;

         i) Issuer's default on the obligation to communicate to the Bondholders any change, event, fact, action, circumstance or series of changes, events, facts and/or circumstances, of any nature (also, therefore, technical, economic, administrative, equity-related, financial or legal) including notorious which, individually or together, cause or may cause a substantial negative modification of the equity, economic or financial situation of Issuer and/or Olivetti and their subsidiaries overall, compromising the credit rating or the reimbursement prospects of the Bondholder, and which was known to the Board of Directors of Olimpia or should have been known had it used regular diligence;

         j) Issuer's default on the obligation to communicate to the Bondholders any press release concerning possible proposals for merger, spinoff, concentration, dissolution, liquidation, modification of the corporate form, capital reduction and other proposal for similar operations concerning Olimpia or Olivetti.

5.       The Issuer does not grant prepayment rights of the Bond Loan.

6. For the purposes of this Article 8: "Infragroup Transfers" means the sale or transfer by means of contribution in kind of Olimpia shares owned by Pirelli and/or Edizione Holding to companies which are members of


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         said group, whereby member of said group means a company and/or other agencies or subjects controlled, directly or indirectly, by the transferors or their parent companies, pursuant to article 2359, first paragraph, item 1, of the Civil Code; "Control" means the control defined in article 2359, first paragraph, item 1, of the Civil Code.


Article 9 - Adjustment of the Conversion Ratio

1. Whenever, in the period between the Issue Date and September 29, 2006, any of the events indicated in this Article 9 occurs, the Company will communicate to the Bondholders, pursuant to Article 12, the application of an adjustment ("Adjustment") and the new Conversion Ratio, as modified pursuant to this Article 9.

         a) Whenever T.I.M. carries out a capital increase or issues bonds convertible to shares, warrants on shares or similar securities ("Other Financial Instruments") offered in option to the shareholders of T.I.M., the Issuer will pay to the Bondholders an amount equal to:

                                  (Pcum - Pex)

                  where Pcum represents the simple arithmetic mean of the last five official prices cum right to common stock T.I.M. listed on the MTA, and Pex represents the simple arithmetic mean of the first five official prices ex right of T.I.M. common stock listed on MTA. Said amount will be paid to the Bondholders in parallel with the allocation of Shares pursuant to Article 5 of this regulation.


         b) If T.I.M. carries out a grouping or split of shares, the number of Shares to which the Bondholder is entitled will change by application of the ratio serving as base to the stock grouping or split, and the Conversion Ratio will be adjusted accordingly. The Adjustment will become effective on the effective date of such grouping or split.

         c) If T.I.M. carries out a free capital increase through issue of new shares, the number of Shares to which the Bondholder is entitled must be increased to the same extent as the ratio between the newly issued shares and those already outstanding at the time. The Adjustment will become effective on the issue date of such new T.I.M. shares. It is understood that, if T.I.M. carried out a free capital increase by means of increase of the unit par value of the shares, the Conversion Ratio will not be adjusted, and the number of Shares to which the Bondholder is entitled will not change.

         d) In the event of merger of T.I.M in, or with another company (except in the event of merger in which T.I.M. is the absorbing company), as well as in the event of spinoff, each Bond must be recognized the Conversion Right in a number of


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                  shares of T.I.M., or of the companies resulting from the
                  merger or spinoff, equivalent to the number of Shares that would have been assigned to each T.I.M. share based on the respective exchange parity, had the Bond been converted before the effective date of the merger or spinoff.


         e) No adjustment will be made in the Conversion Ratio if newly issued Shares or Other Financial Instruments are reserved by T.I.M. to the directors and/or workers of T.I.M or its subsidiaries and/or affiliates, pursuant to article 2359 of the Civil Code, and article 93 of legislative decree No. 58 of February 24, 1998, or paid to them as severance indemnity.

         f) Whenever T.I.M. distributes an Extraordinary Dividend, as defined below, the Issuer will recognize to the Bondholders, for each Bond owned, an amount corresponding to the number of Shares the Bondholders would have received - except for Ordinary Dividend - or have received, before such distribution or allocation, under the terms and conditions established for the exercise of the Conversion Right pursuant to this regulation. Equally, whenever T.I.M. allocates to its own shareholders, goods or assets free of charge, other than the payment of an Ordinary Dividend in kind, the Issuer will recognize to the Bondholders, for each Bond owned, a number of Shares corresponding to the value of the good or assets the Bondholders would have received or had received, before such allocation, under the terms and conditions established for the exercise of the Conversion Right pursuant to this regulation. These amounts will be paid to the Bondholders at the same time with the allocation of Shares pursuant to Article 5 of this regulation. "Extraordinary Dividend" means the amount a company may decide to allocate to each shareholder from its available reserves, understood as the facultative reserves and the reserves for paid-in surplus. "Ordinary Dividend" means the amount allocated to each shareholder from the profit of the fiscal year, actually obtained and arising from the regularly approved balance sheet.

         g) Whenever Issuer considers that any other event or circumstance, other from those expressly contemplated in this
                  Article 9, has or may have dilutive effects similar to those considered above, any possible Adjustment that may be made in the Conversion Ratio will be established in good faith by a Consultant especially appointed (as defined below), according to generally accepted principles and pursuant to the current law; as reasonably possible, after receiving such appraisal and in accordance therewith, Issuer must make such Adjustment in the Conversion Ratio. The Consultant's decision may not be opposed by Issuer or the Calculation Agent. "Consultant" means an independent commercial bank with good international reputation, at the expense of the Issuer, Calculation Agent and Issuer itself, by mutual agreement. Whenever the Calculation Agent and Issuer do not agree on the identity of the Consultant, the latter will be submitted,


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                  at the request of the most diligent party, to the Rector of the Bocconi University.



Article 10 - Terms of lapse and forfeiture

         The rights of the Bondholder lapse, concerning the interest, five years from the Maturity Date or, in the case of prepayment request, on the Prepayment Date, and, concerning capital, ten years from the date on which the Bonds become reimbursable, i.e., on the Maturity Date or, in the event of prepayment request, on the Prepayment Date.


Article 11 - Listing and tax status

         The Bond Loan is not scheduled to be listed in any regulated market. The current tax status for bond loans issued by Italian issuers applies.


Article 12 - Communications

         All communications from Issuer to the Bondholders will be issued by publication in a daily paper with national distribution, with copy to the Conversion Agent.



Article 13 - Court of Jurisdiction

         The Bonds and this regulation are subject to Italian law. Any dispute arising between the Bondholders and Issuer will be under the exclusive jurisdiction of the Judicial authority of the Court of Milan.


Article 14 - Miscellaneous provisions

1. The subscription and purchase of the Bonds imply full acceptance of all conditions in this regulation.

2.       In aspects not set forth in this regulation, legal provisions apply.














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